Exhibit 19

Insider Trading Policy

Employees of Conagra Brands, Inc. and its subsidiaries (the “Company”) must, at all times, comply with the securities laws of the United States. The securities laws prohibit trading in the securities of a company on the basis of inside or material non-public information. Providing inside or material non-public information to another person who may trade (“tipping”) is also prohibited.

Information is generally considered material if a reasonable investor would consider it important in deciding whether to buy, sell or hold a security.  The information may concern the Company or another company and may be positive or negative.  In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the press that is expected to affect the market price of a security could well be material.  Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material.

It is important to note that this Policy and the securities laws are not limited to Company inside information or to trading in Company securities. Both this Policy and the securities laws apply equally to use of inside information of any company with which the Company does business, including customers and suppliers, and trading in any such company’s securities.

Due to the nature of their role with the Company, members of the Board of Directors, executive officers and certain other employees may be subject to insider trading windows (e.g., restrictions on their ability to trade during certain times of the year) or may be required to pre-clear any transactions in Company securities with the Legal Department. Employees subject to these restrictions will be directly notified of these restrictions and should refer to the Non-Employee Director, Executive Officer and Covered Persons Securities Trading Policy for more details.

Anyone violating the securities laws is subject to personal liability and could face criminal penalties. The Company’s policy with respect to insider trading is not intended to serve as precise recitations of the legal prohibitions against insider trading, which are highly complex, fact specific and evolving. Anyone with questions concerning this policy or its application should contact the Legal Department immediately. The General Counsel has the authority to interpret, construe, and enforce this Policy. Any amendment of this Policy requires the approval of the Board of Directors.

1

Approved by the Board of Directors

May 14, 2025

Non-Employee Director, Executive Officer and Covered Persons

Securities Trading Policy

1.	Rationale: All members of the Board of Directors (the “Board”) and Executive Officers (as defined below) of Conagra Brands, Inc. (“Conagra Brands” or the “Company”) are considered insiders and affiliates of the Company. Accordingly, they are subject to trading restrictions and reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Additionally, certain other persons described in this Policy may from time to time learn material non-public information (defined below) about the Company or another company meeting the definition of material non-public information under the Exchange Act. This Non-Employee Director, Executive Officer and Covered Persons Securities Trading Policy (the “Policy”) is for the protection of our insiders and affiliates, including our Board and Executive Officers, and of Conagra Brands, and is necessary due to the complexities of the rules and regulations concerning insider trading. Individuals have personal responsibility in this area and should familiarize themselves with the rules and this Policy.

2.	Mandatory Compliance: All Section 16 Persons (as defined below) and Covered Persons (as defined below) must act in compliance with this Policy and are responsible for the compliance of their Related Entities (as defined below). Please advise your Related Entities, broker and/or financial advisor of this Policy. Your obligation to comply with this Policy may extend to a time following your employment or service to the Company. Please consult with the Legal Department about your continuing obligations prior to separation from the Company.
3.	Section 16 Compliance; Assistance: Each Section 16 Person is responsible for their respective compliance with Section 16 of the Exchange Act, including the reporting requirements regarding all securities beneficially owned, directly or indirectly, and any changes in their holdings. Conagra Brands will help Section 16 Persons comply with rules and regulations of the Securities and Exchange Commission (the “SEC”) and the filing of Forms 3, 4 and 5, and Forms 144, if applicable, through the Legal Department. The Legal Department can assist you with questions, compliance and reporting.
4.	General Policy: A Section 16 Person, Covered Person or Related Entity may not buy, sell or otherwise engage in any transactions in Conagra Brands securities when in possession of material non-public information. To support compliance with this core requirement, Section 16 Persons, certain Covered Persons and their Related Entities are prohibited from buying, selling or otherwise engaging in transactions in Conagra Brands securities other than during a “window” following Conagra Brands’ annual and quarterly earnings press releases, and then assuming the absence of material non-public information.

Approved by the Board of Directors

May 14, 2025

Additionally, Section 16 Persons and certain Covered Persons are only permitted to buy, sell or otherwise engage in transactions in Conagra Brands securities if the person continues to meet the stock ownership guidelines established by Conagra Brands for such person after the transaction. Conagra Brands will notify Section 16 Persons and Covered Persons when the trading window is open and its expected duration. The window for transactions in Conagra Brands securities generally opens one (1) trading day following the public release of annual and quarterly earnings press releases and remains open through the last trading day of the fiscal quarter. From time to time, Conagra Brands may close the trading window for a specified period of time due to material information known to Conagra Brands and not yet disclosed to the public.

5.	Advance Approval: Section 16 Persons, certain designated Covered Persons and their Related Entities must obtain the advance approval of the Legal Department before they effect any transaction in Conagra Brands securities (e.g., purchase, sale, option exercise, gifts, etc.). Covered Persons selected by the General Counsel’s office to be subject to this pre-clearance requirement will be notified of this obligation prior to start of the applicable trading window. Pre-clearance of transactions is required even during the “window” referenced in Paragraph 4. This pre-clearance requirement does not apply to transactions made under a pre-approved “10b5-1 plan” established in accordance with this Policy.
6.	No Tipping of Material Non-Public Information: No Section 16 Person, Covered Person or Related Entity may, directly or indirectly, disclose (“tip”) material non-public information to any person within Conagra Brands whose jobs do not require them to have that information, or outside of Conagra Brands to other persons, including, but not limited to, Related Entities, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with Conagra Brands’ policies regarding the protection or authorized external disclosure of information. A Section 16 Person, Covered Person or Related Entity may be liable for tipping material non-public information to any third party (a “Tippee”). Tippees inherit an insider’s duties and may be liable for trading on material non-public information illegally tipped to them. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings. Therefore, Section 16 Persons, Covered Persons and Related Entities must keep all material non-public information relating to Conagra Brands strictly confidential.
7.	No Short Swing Trading: SEC rules prohibit Section 16 Persons from buying and selling (or selling and buying) Conagra Brands securities during the same six (6) month period. If you buy and sell (or sell and buy) Conagra Brands securities both within the same six-month period, you will lose your profit (or any loss avoided) in the transaction, even if you can prove that no insider information was involved. The Legal Department will assist Section 16 Persons in complying with these rules.
8.	Never Trade Listed Options: Section 16 Persons, Covered Persons and Related Entities may not trade in Conagra Brands options listed on an exchange. Option trading involves sale/purchase issues under the short swing profit rule.
9.	No Short Sales: Section 16 Persons, Covered Persons and Related Entities may not sell Conagra Brands securities "short" (i.e., the sale of a security that the seller does not own).

10.	No Pledging or Hedging: Section 16 Persons, Covered Persons and Related Entities may not (a) pledge shares of Conagra Brands owned by them or (b) hedge their ownership of Conagra Brands securities by purchasing or trading in any financial instrument or engaging in any transaction that hedges or offsets, or is designed to specifically hedge or offset, any decrease in the market value of Conagra Brands securities. Examples of such financial instruments include publicly-traded options, puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds, or other derivative instruments related to Conagra Brands securities. Section 16 Persons, Covered Persons and Related Entities also may not pledge, hypothecate or otherwise use Conagra Brands securities as collateral for a loan or other form of indebtedness, including, without limitation, holding Conagra Brands securities in a margin account as collateral for a margin loan.
11.	Company Granted Equity Awards: The restrictions under Paragraphs 4 and 5 do not apply to Conagra Brands retaining shares from a vesting equity award to pay to Conagra Brands tax withholding amounts. Additionally, Section 16 Persons and Covered Persons may exercise stock options granted to them by the Company, at any time, but they must hold the shares received upon such exercise until they do not possess material non-public information and a trading window is open. Stock option exercises are not covered by insider trading laws because no third-party is involved in a purchase or sale of the shares of stock. Section 16 Persons and Covered Persons may also pay the exercise price of, and withholding taxes related to, a stock option with previously owned shares of Conagra Brands securities, however, they may not engage in a broker assisted cashless exercise while in possession of inside information or while a trading window is not open. Please contact the Legal Department for assistance with exercising stock options in compliance with this paragraph.
12.	Employee Stock Purchase Plan: Covered Persons may purchase Conagra Brands securities through the Company’s employee stock purchase plan with periodic contributions of money to the plan pursuant to a payroll deduction election made during an open trading window when they were not in possession of material non-public information, subject to the preclearance process (to the extent applicable). However, this exception does apply to any: (a) election to participate in the plan for an enrollment period; (b) increase or decrease in the amount of periodic contributions to or direct purchase/sell orders under the plan; and (c) sales of Conagra Brands securities acquired pursuant to the plan.
13.	10b5-1 Plans: Purchases or sales of Conagra Brands securities that are made pursuant to an approved Rule 10b5-1 trading plan are not subject to (i) the prohibition on trading when you have inside information, (ii) the prohibition on trading outside a trading “window” or (iii) the trading pre-clearance procedures contained in this Policy. A “10b5-1 plan” is a binding written agreement that enables you to transact in Conagra Brands securities outside of routine “windows” and at times that you are aware of material non-public information about Conagra Brands. These plans require you to specify ahead of time the amount, price and date at which securities will be purchased or sold. Even if you subsequently become aware of material non-public information, your trade pursuant to a 10b5-1 plan can proceed. Section 16 Persons and Covered Persons may enter into 10b5-1 plans in relation to shares that they or Related Entities own, subject to the following rules:
a.	All 10b5-1 plans must be approved by the Legal Department and countersigned by a duly authorized representative of Conagra Brands.

b.	You are generally allowed one active 10b5-1 plan at a time, subject to certain limited exceptions provided by Rule 10b5-1.
c.	All 10b5-1 plans must be entered into during a “window.” The plan must be adopted at a time when you are not aware of any material non‐public information and must comply with the requirements of Rule 10b5-1. The 10b5-1 plan must be entered into in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of applicable laws and rules. Once the plan has been entered into, the person entering into the plan must act in good faith with respect to the plan.
d.	Section 16 Persons must include a representation in their 10b5-1 plans certifying that, on the date of adoption of the plan, they (i) are not aware of any material non-public information about the relevant Company security or the Company and (ii) are adopting the plan in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of applicable laws and rules.
e.	All 10b5-1 plans (including modifications of 10b5-1 plans) are subject to a waiting period after execution before the first transaction may occur under the plan.

For Section 16 Persons, no purchases or sales may occur under the plan until the later of (i) 90 days after the adoption (or modification) of the plan and (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (or modified) (but, in any event, subject to a maximum waiting period of 120 days after adoption (or modification) of the plan).

For persons other than Section 16 Persons, no purchases or sales may occur under the plan until 30 days after the adoption (or modification) of the plan.

f.	If a 10b5-1 plan is designed to effect the open-market purchase or sale of the total amount of securities subject to such plan as a single transaction (a “single-trade plan”), the person entering into the plan must not have entered into another single-trade plan in the prior 12-month period that also qualified for the affirmative defense under Rule 10b5-1, subject to certain limited exceptions provided by Rule 10b5-1.
g.	No plan may have a duration shorter than six months or longer than two years, provided, however, that no plan shall be deemed to violate this Policy if all transactions contemplated by the plan are effected within six months in the ordinary course.
h.	Modifications or terminations of 10b5-1 plans can only be effected during open “windows” and when the Legal Department has determined that you would otherwise be entitled to execute a transaction in Conagra Brands’ securities. The modification or termination must be entered into in good faith and not as part of a plan or scheme to evade the insider trading prohibitions of applicable laws and rules.
i.	Any modification to the amount, price or timing of the purchase or sale of Company securities underlying a 10b5-1 plan will generally be considered a termination of such plan and the adoption of a new plan.

j.	After a plan’s termination (due to your action or its terms), you will not be allowed to enter into another 10b5-1 plan for sixty (60) calendar days.
14.	Violations: The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others who then trade in Conagra Brands securities, is prohibited by U.S. federal, state and foreign laws. Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice, state enforcement authorities and foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on individuals who trade, or who tip inside information to others who trade, the U.S. federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to discipline by Conagra Brands, including dismissal for cause, whether or not the individual’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

15.	Definitions:
a.	“Covered Persons”: The Company may designate other employees as subject to this Policy, even if filing requirements are not applicable to such employees’ transactions in Conagra Brands securities. Employees selected by the General Counsel’s office to be subject to this Policy will be notified, receive a copy of this Policy and be asked to acknowledge and agree to comply with this Policy.
b.	“Executive Officers” means employees of the Company designated as “officers” of the Company by the Board of Directors or the Human Resources Committee of the Board of Directors within the meaning of Rule 16a-1(f) of the Exchange Act.
c.	“Family Members”: This Policy applies to family members who reside with a Section 16 Person or Covered Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in a Section 16 Person’s or Covered Person’s household, and any family members who do not live in a Section 16 Person’s or Covered Person’s household but whose transactions in Conagra Brands Securities are directed by a Section 16 Person or Covered Person or are subject to a Section 16 Person’s or Covered Person’s influence or control, such as parents or children who consult with a Section 16 Person or Covered Person before they trade in securities (collectively referred to as “Family Members”).
d.	“Material Non-Public Information”: Information is material if there is a substantial likelihood that a reasonable investor would consider the information important when making an investment decision. Material information is non-public if it has not been disclosed in a manner designed for investor disclosure. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	financial condition or results;
●	unpublished projections regarding future earnings or losses, earnings guidance, changes to previously announced earnings guidance or the decision to suspend earnings guidance;
●	the gain or loss of a significant contract, customer, supplier, or finance source;
●	pending or proposed significant mergers, acquisitions, dispositions, restructurings, tender offers, joint ventures, partnerships or spin-offs;
●	a change in dividend policy, the declaration of a stock split, an offering of additional securities or the establishment of a repurchase program for Conagra Brands securities;
●	financing transactions not in the ordinary course of business;
●	a significant change in management;
●	significant raw material shortages;
●	significant pending or threatened litigation or government investigations;
●	a significant disruption in operations or loss (including environmental- or safety-related incidents), potential loss, breach or unauthorized access of property or assets, including as a result of a cybersecurity incident, cyber attack or otherwise;
●	impacts to the business regarding significant health- or safety-related developments, such as a pandemic;
●	a change in auditors or notification that the auditor’s reports may no longer be relied upon; and
●	impending defaults on indebtedness, bankruptcy, or the existence of severe liquidity problems.
e.	“Related Entities”: Transactions in Conagra Brands securities by (a) Family Members, (b) trusts, corporations and other entities controlled by a Section 16 Person or Covered Person, and (c) accounts over which a Section 16 Person or Covered Person controls investment decisions (collectively, “Related Entities”), are all deemed to be transactions by the related Section 16 Person or Covered Person and thus subject to this Policy.
f.	“Section 16 Persons”: Members of the Board and Executive Officers of Conagra Brands are each referred to as a “Section 16 Person” under this Policy.
16.	Interpretations; Amendments: The General Counsel has the authority to interpret this Policy as required. The General Counsel may authorize deviations in the procedures set forth in this Policy, provided that those deviations are consistent with the general purpose of this Policy and applicable securities laws. Any such deviations must be confirmed in writing. Any amendment to the terms of this Policy must be approved by the Board of Directors.